Exhibit 99.10

AVALON RARE METALS INC.

Management Discussion and Analysis of Financial Statements
 For the period ended February 28, 2010

This Management Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) provides analysis of the Company's financial results for the three-month   and six-month periods ended February 28, 2010.  The following information should be read in conjunction with the accompanying unaudited financial statements and the related notes thereto.

This MDA includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that the actual results or developments may differ materially from those projected in the forward-looking statements.  This report is prepared as of April 13, 2010.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada and on the OTCQX International market in the United States.  The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products. The technical information included in this MD&A unless otherwise stated, has been reviewed by Donald S. Bubar, P. Geo., President of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer both are Qualified Persons under National Instrument 43-101.

Avalon operates exclusively in Canada with a primary focus on the rare earth elements (“REE”), and other rare metals and minerals including tin, lithium, tantalum, niobium, cesium, indium, gallium, zirconium and calcium feldspar.  By definition, REE are the lanthanide series of elements (atomic numbers 57 – 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing three of its six mineral resource properties.  All active projects (Thor Lake, Separation Rapids, and East Kemptville) are rare minerals or rare metals properties that are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged. Thor Lake is the Company’s top priority project.

A positive Preliminary Economic Assessment (“PEA”) on the REE development potential of the Thor Lake project was completed in 2007 and this project has become the Company’s top priority due to the large size of the resource and its exceptional enrichment in the “heavy” rare earths, europium through lutetium (“HREE”). Current work is focused on the Nechalacho REE Deposit  (formerly called the Lake Zone) where a new NI 43-101 compliant resource estimate was filed as part of a technical report (the “Technical Report”) in March, 2009 then updated in August, 2009 and again in January, 2010. A pre-feasibility study on the Nechalacho deposit is now underway and is targeted for completion by May, 2010.

Avalon has adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (“PDAC”), as a policy of the Company and made Corporate Social Responsibility (“CSR”) a Company priority. Avalon applies these principles throughout its operations, particularly with respect to its environmental and community engagement practice on the Thor Lake project.

Industrial demand for the rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Supplies of many of the rare metals are constrained, especially for the rare earth elements where China provides approximately 95% of the world’s primary supply. Recent policy directives announced by the Chinese government are dictating reductions in exports of unprocessed rare earth elements leading to concern about security of supply in major REE consuming countries such as Japan and the United States. Media coverage of this issue has stimulated considerable new interest in REE amongst investors, leading to increased trading activity in the Company’s shares and new equity financing opportunities.

During the quarter ended November 30, 2009, the Company completed a private placement of special warrants and flow-through special warrants raising gross proceeds of $17,514,250 and, as of this date, remains well-funded to advance its priority projects.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

For the Years Ending August 31,	2009	2008	2007
	$	$	$
Net revenues	159,982	357,539	92,446
Loss before discontinued operations and extraordinary items	2,954,919	1,391,581	903,019
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.04	0.02	0.02
Net loss	2,954,919	1,391,581	903,019
Net loss, per share basic and fully diluted	0.04	0.02	0.02
Total assets	26,521,264	24,384,590	9,130,719
Total long term liabilities	-	-	-
Cash dividends	-	-	-

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit.  Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period.  The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until a new operation is brought into production or disposed of at a profit.

Results of Operations

Exploration and Development Activities

Resource property expenditures for the three months ended February 28, 2010 totalled $2,790,844, a 120% increase over the level of expenditures in the comparable period of the previous fiscal year ($1,269,365).  Most of these expenditures were incurred on the Thor Lake project (87%) with the balance being largely incurred on the East Kemptville project, in Nova Scotia.  No properties were abandoned during the quarter and no expenditures were written off.

Resource property expenditures for the six months ended February 28, 2010 totalled $5,916,101, a 94% increase over the level of expenditures in the comparable period of the previous fiscal year ($3,056,276).  This increase was primarily caused by increased level of activities including drilling, pre-feasibility study, metallurgical and community consultation work at Thor Lake, as well as an exploration program including geophysical surveys, geochemical surveys, and diamond drilling carried out on the Ike’s Ridge property at the Company’s East Kemptville project.

Thor Lake

The Thor Lake Rare Metals Project ("Thor Lake") is located in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife.  The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to a comprehensive native land claim negotiation involving several communities including the four directly impacted by the project; Yellowknives Dene (Ndilo and Dettah), Lutsel K’e and Deninu Kue.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), staked in 2009 to cover favourable geology to the west of the mining leases.  The leases are subject to two underlying royalty agreements entitling the royalty holders to a cumulative 5.5% Net Smelter Returns Royalty, of which 2.5% can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at February 28, 2010, this amounts to approximately $1.2 million). Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, formerly known as the Lake Zone, recently renamed the Nechalacho REE Deposit (“Nechalacho deposit”) by the Yellowknives Dene First Nation (“YKDFN”).

Expenditures during the three months ended February totalled $2,438,513.  Of this, approximately 52% was spent on drilling and geological work in support of the drilling program, 19% on pre-feasibility study, 9% on environmental studies and permitting work, 16% on metallurgical and market studies, with the balance funding community consultation work and the annual lease payments. Most of the drilling done in 2009 was with the objective of better defining the Nechalacho deposit, identifying the highest grade parts of the deposit and reducing the average hole spacing to allow reclassification of more of the resource from the Inferred to the Indicated level of confidence. Metallurgical studies were conducted to define an efficient process for recovery of the REE and community consultation continues to be carried out with the objective of developing partnerships with the local First Nations communities.

Nechalacho Deposit Drilling and Mineral Resource Estimates

Since July, 2007 Avalon has completed over 39,000 metres of drilling on the Nechalacho deposit and drilling is continuing as at the date of this report with two rigs operating. Annual drilling program totals completed since July, 2007 are summarized as follows (as of March 31, 2010):

Calendar Year	Holes	Metres
2007	13	2,550
2008	72	14,290
2009 winter	26	5,447
2009 summer	44	9,098
2010 winter	31	7,944
Total to date	186	39,329

The resource estimate initially prepared by Wardrop Engineering Inc. (“Wardrop”) in March 2009, (as detailed in the Technical Report) focuses on the Basal Zone, within the Nechalacho deposit, which contains the most interesting grades due to its enrichment in the more valuable HREE. The Nechalacho block modelling and resource estimation done by Wardrop were carried out using Datamine 3D modelling software. Ordinary kriging was used to estimate the grades of yttrium oxide, the 14 other rare earth oxides and oxides of: Ta, Nb, Zr, Ga, Hf and Th. Density was estimated using Inverse Distance Squared (ID2).

The Nechalacho resource estimate prepared by Wardrop was updated for the Company by Bruce Hudgins, P.Geo. of Hudgtec Consulting Limited (“Hudgtec”) in July, 2009 and again in January, 2010 based on additional assay data generated from Avalon’s 2009 winter and summer drilling programs.  As much of the drilling was from more closely-spaced “in-fill” holes, at approximately 50 metre spacing, this has resulted in an increase in the proportion of resources in the Basal Zone part of the deposit that can be classified as “Indicated”. Estimation of REE grades and density into separate zones was completed using a flattened Gemcom® Surpac® Block Model (10m x 10m x 5m blocks with sub-blocking to 5m x 5m x 2.5m) by the Inverse Distance Squared method. A minimum of 4 composites and maximum of 15 composites were used to estimate a block. Upon completion of the estimation, the flattened block model was transformed back into real world coordinates.

The revised estimates as disclosed in the Company’s news release dated January 14, 2010 are summarized below. The cut-off grade of 1.60% TREO as recommended by Wardrop was applied in the updated resource estimate for both the Indicated and Inferred Resources. Indicated Resources as identified by Hudgtec are contained in one contiguous block in the southeast part of the Nechalacho deposit. The most significant change was the definition of 9.0 million tonnes of Indicated Resources in the Basal Zone grading 1.86% TREO in one contiguous block at the southeast part of the Nechalacho deposit. This Indicated Resource is of sufficient size and grade to support a pre-feasibility level economic analysis of the project.

Zone	Millions tonnes	% TREO	% HREO	HREO/TREO
INDICATED MINERAL RESOURCES
Basal Zone	9.00	1.86	0.43	23%

INFERRED MINERAL RESOURCES
Upper Zone	22.44	2.00	0.16	8%
Basal Zone	37.56	1.94	0.40	21%
Total	60.00	1.96	0.31	16%

1. HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
2. TREO (Total Rare Earth Oxides) are HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
3. The initial mineral resource estimates were completed by Thomas C. Stubens, M.A.Sc., P. Eng, Senior Geologist of Wardrop, Vancouver, BC, and are based on geological interpretations supplied by the Company to Wardrop and modified by Wardrop is an “independent qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) and has verified the data disclosed in this release. Joanne Paul, P.Geo., also an “independent qualified person” for the purposes of NI 43-101,has verified the sampling procedures and QA/QC data delivered to Wardrop and is of the opinion that the data are of good quality and suitable for use in the resource estimates. The field exploration program was carried out under the supervision of J.C. Pedersen, P.Geo., the Company’s Senior Geologist. The Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo., provided overall direction on the project.

The resource estimate is based on core logging, assaying and geological interpretation by Avalon's consulting geologists of the rare earth mineralization in the Nechalacho deposit from 51 historic and 155 Avalon diamond drill holes (from 2007 to 2009). Complete REE analysis for yttrium and rare earth elements is available for six historic and all 155 Avalon holes focused on the Nechalacho deposit and formed the basis for creating two main domains of REE mineralization, based on heavy rare earth enrichment: an “Upper Zone” with relatively low HREE enrichment and a lower; "Basal Zone" with relatively high HREE enrichment.

The general resource estimation parameters employed are summarized as follows:

•	REE composited to two metre core lengths within separate mineralized zones. Evaluation of grade distribution confirmed that no "cutting" of high grade values was required.
•	REE assay composites and density measurements temporarily flattened to base of Basal Zone to facilitate estimation procedure.
•
Estimation of REE grades and density into separate zones in flattened Gemcom® Surpac® Block Model (10m x 10m x 5m blocks with sub-blocking to 5m x 5m x 2.5m) by the ID2 method. A minimum of four composites and maximum of 15 composites were used to estimate a block.

These resources will be audited by independent technical consultants Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) and will form the basis for the mine planning component of the pre-feasibility study (the “PFS”) now in progress. The methodology employed by Hudgtec was reviewed by Scott Wilson RPA, the consultants retained to prepare the PFS. Further in-fill drilling is being carried out in the first half of 2010 which is expected to influence the ultimate mine plan.

Hudgetec’s estimated Inferred mineral resources in the Basal Zone were reduced to 37.56 million tonnes grading 1.94% TREO (21% HREO), as a result of some the re-classification of some of these resources to the Indicated category. Inferred mineral resources for the Upper Zone remain at 22.4 million tonnes at a grade of 2.00% TREO with 8% HREO.

Recent geological modeling work clearly indicates potential for further expansion of some the highest grades parts of the resource to the south and west where some exploration drilling is in progress. Initial results are encouraging as hole L10-207 produced an exceptionally wide intercept of HREE rich mineralization averaging 1.89% TREO (27.2% HREO) over 43.0 metres in a little-explored part of the Basal Zone under the western part of Long Lake (as more fully disclosed in the Company’s news release dated March 3, 2010).

Metallurgical Process Development and Pre-feasibility Study

Avalon announced preliminary metallurgical test results for the Nechalacho deposit in a news release dated July 20, 2009 and a further update on progress in a news release dated March 29, 2010.  The recent metallurgical test program was based on composite samples of drill core obtained between 2007 and 2008, including a main bulk sample generated by drilling during May 2008 in the central part of the deposit. The work was conducted at the SGS Minerals Services (“SGS”) laboratory in Lakefield, Ontario, under the supervision of J.R. Goode, P. Eng., Consulting Metallurgist. SGS is a global leader in metallurgical testing, consulting and on-site services for the mining and minerals sector. Specific work to recover the other rare metals present in the Nechalacho ore such as tantalum, niobium, gallium, zirconium and hafnium has not yet been undertaken although it has been noted that several of these follow the REE and therefore are also likely recoverable.

Metallurgical processing of the Nechalacho mineralization to produce saleable REE products will be a two-stage process. The first stage will be conventional milling and froth flotation to produce a mineral concentrate. The second stage will be hydrometallurgical treatment of the mineral concentrate in order to extract the REE from the minerals, bring them into solution, partially refine them, and then precipitate them out to produce one or more chemical concentrates in the form of high-grade mixed REE carbonates. These mixed REE carbonates will ultimately require further processing to separate the individual REE, which may initially be done by third parties or ultimately built into an integrated business model. Preliminary market studies also indicate that mixed REE carbonates containing a high proportion of heavy REE will likely be an attractive product in the marketplace.

The bench scale flotation testing is now complete at SGS and locked cycle tests indicate that about 80% recovery of rare earths, niobium, tantalum and zirconium, at 18% mass pull is achievable. Optimization work will continue in order to refine the method and produce additional concentrates for hydrometallurgical testing.  Pilot plant work on a 5 tonne bulk sample of the ore is planned for this summer.

Following the successful development of a flotation process for producing an REE mineral concentrate in 2009, recent work has focused on a hydrometallurgical process to further upgrade the REE into a chemical concentrate. Avalon has now successfully established a hydrometallurgical process methodology, proven numerous times in the laboratory at SGS, for extracting the REE out of the mineral concentrates, bringing them into solution so that they can be upgraded by solvent extraction and precipitated as a chemical (carbonate) concentrate.  The REE bearing minerals also contain significant amounts of the rare metals tantalum, niobium and zirconium will also be recovered and converted into saleable products. Confirmatory flotation testwork is underway at XPS Process Services (XPS) in Sudbury, Ontario, leading to pilot scale evaluation of the hydrometallurgical process flowsheet later this year.

The hydrometallurgical plant design work and estimation of capital and operating costs to be used in the PFS are being prepared by Melis Engineering Ltd., Saskatoon, Saskatchewan. This is the main information needed to finalize the economic model in the PFS. Avalon is working closely with Scott Wilson, to finalize plant design cost quotations so that the PFS can be completed on schedule this spring.

Other pre-feasibility study work being carried out under the overall direction of David Swisher, V.P. Operations, include environmental baseline studies, mine planning, surface infrastructure, tailings disposal site evaluation, as well as trade-off studies on power generation, and hydrometallurgical plant site alternatives. A pricing model for the REE and other rare metals products was also developed during the quarter by independent sales and marketing consultant, Pierre Neatby. Market development work through participation in various industry conferences is on-going, with the overall objective of building relationships with potential future customers for the mineral products and industry partners for the further processing of the mixed REE chemical concentrates.

Community, Environment, Health and Safety, Permitting

During the three months ended February 28, 2010 and subsequent to the end of the quarter, the Company continued its community consultation program in Lutselk’e, Fort Resolution (Deninu Kue First Nation and Fort Resolution Metis Council),  Yellowknife (YKDFN and North Slave Metis Association) and Hay River (Katlodeeche First Nation and Hay River Metis Council). Continuing community consultation is focused on development of partnerships and facilitating employment and business opportunities for First Nations members. In early April, 2010, an 11 person delegation from the Lutsel k’e Dene First Nation visited the Thor Lake project site for one day by snowmobile from the community for a tour of the operations.

A draft Memorandum of Understanding (“MOU”) has been prepared and delivered to local aboriginal groups for consideration. The MOU outlines the proposed contents for a participation arrangement and an Impact Benefit Agreement with First Nations and the basic principles under which the parties will work together to advance the project in a co-operative, timely, yet environmentally and socially responsible way. Initial meetings to discuss the draft MOU with YKDFN were held during the six months ended February 28, 2010 in Yellowknife and follow-up discussions are on going.

A land-use permit for construction of an airstrip was received during the quarter and mobilization of heavy equipment required for this work by ice road from Yellowknife was carried out subsequent to the end of the quarter. This work has been contracted to Deton Cho Logistics, a business owned by the YKDFN.

The Company seeks to create business opportunities for First Nations through its on-going field programs. The major air charter and expediting suppliers are partially Aboriginal owned through joint ventures. Recently, the drilling company, Foraco, has completed a joint venture agreement with Deton Cho Corporation (“Deton Cho”), the business arm of the Yellowknives Dene, such that the second drill at site is operated under a joint venture between Foraco and Deton Cho.

At least 40% of individuals employed at site are Aboriginal. Two to three driller helper trainees from the 2009 training course for Aboriginal people, have been employed at the site at any one time. It is planned to have these individuals certified under Ontario Common Core prior to the cessation of drilling for spring breakup.

The Company has placed a high priority on its performance with respect to health and safety at Thor Lake. During the six months ended February 28, 2010, there have been no lost time accidents at the project. In March 2010, there was one lost time incident where a worker employed by a contractor strained his back lifting heavy items.

There have been a number of Land Use inspections during the period by the Indian and Northern Affairs Land Use inspector, with no significant issues to report. All land use inspection reports have been filed on the Company’s website in the publicly accessible Sustainability section.

Work on a “Project Description Report”, required for initiating the environmental impact assessment and project permitting process, was initiated during the quarter with the objective of completing and filing the report with the regulatory bodies in the NWT during the third quarter. Collection of required environmental baseline data is ongoing along with the compilation of a detailed log of community engagement activities.

Future Plans

Avalon’s main objective for 2010 continues to be the completion of the PFS on the Nechalacho deposit now anticipated for the third quarter, to be followed by initiating work on the bankable feasibility study. Additional development work at site either planned or in progress in 2010 includes:

1.
Further definition drilling in the southern part of the Nechalacho deposit on 50 metre centres to continue defining additional Indicated Resources in the high grade Basal Zone layer and generate a block model for future mine design purposes.

2.	Continued condemnation drilling of potential plant, airstrip and tailings sites, key activities towards a feasibility study.
3.	Completion of the hydrometallurgical process flowsheet, so that pilot plant work can commence in the second half of CY2010.
4.	Construction of the airstrip to facilitate year-round access to the site by wheel-equipped aircraft.

Costs for this work are expected to be in the order of $6.5 million.

To facilitate this work, the Company requested and was granted an amendment to its existing Land Use Permit to add a second drill to the project. In January 2010, the drill already on site from 2009 commenced on the first objective listed above. The second drill, which has greater depth capacity, is focused on the second objective but is also testing the deeper extensions of mineralization. The Company has also requested and was granted a new Land Use Permit for construction of an airstrip.

Separation Rapids

During the three months ended February 28, 2010, the Company incurred $2,975 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper Petalite Deposit.  These costs were mainly related to the staking of a new claim to replace a lapsed claim located immediately south of the deposit and market development work for the Company’s lithium minerals product for which there is continuing encouragement of emerging demand from the glass and ceramics industry in the U.S.

The Company continues to implement a proactive market development program with the glass and ceramics industry to demonstrate the energy-savings and environmental benefits associated with the use of lithium in its batch formulations. This has involved a number of presentations to glass industry participants and interest is growing along with public pressure for the industry to reduce its greenhouse gas emissions.

The final Mining Lease document for the Big Whopper Petalite Deposit and neighbouring lands that may be needed for development work was received from the Ontario government in October, 2009. The lease is valid for 21 years beginning on October 1, 2009. Surface and mining rights under the lease cover 400.181 ha with an additional 21.26 ha available for mining only. Annual lease rental costs total $1,264.

With interest in lithium growing amongst investors, due to its use in rechargeable batteries and the anticipated large future demand for such batteries from the automotive sector, there have been many expressions of interest received by management about the Big Whopper as a known high quality lithium resource. Management continues to evaluate a number of potential strategic options with respect to the Big Whopper but no commitments have been made as at the date of this report.

East Kemptville

During the three months ended February 28, 2010, the Company incurred expenditures totalling $345,619 on the East Kemptville Tin-Rare Metals Project in Yarmouth Co., Nova Scotia. Of this total, $320,144 was expended on exploration work on the Ikes Ridge property which consists of approximately 6,500 ha of exploration licences adjacent to, and along trend from the East Kemptville Special Licence and Closure area. The work is being conducted by Hudgetec under the supervision of the Company’s Vice-President, Exploration, Dr. William Mercer, P.Geo.

Most of the expenditures incurred during the period were related to exploration work on Ikes Ridge, where a budget of $500,000 had been developed which included line cutting, geophysical and geochemical surveys and diamond drilling. Excellent geophysical IP targets were developed and drilled during the quarter. The subsequent drill program testing the targets at Gardners Meadow, Ikes Ridge and other areas totaled 12 holes for 2,219 meters. Results of assays from drill core are pending.

During the quarter, a work program proposal for the East Kemptville Special Licence was submitted to the government of Nova Scotia and Rio Algom Ltd., the holder of surface tenure at the east Kemptville mine site, to access the site to carry out sampling on the site in connection with the PEA. The Company is awaiting permission from Rio Algom to proceed with this work.

There was one accident during the quarter, incurred by the employee of the geophysical contractor incurring minor injury but with no lost time involved.

Warren Township

Expenditures of $3,737 were incurred on the Warren Township Anorthosite Project during the three months ended February 28, 2010.  These expenditures were related to routine project maintenance costs. This work is being carried out under the supervision of the Company’s consultant, Ian London, P.Eng.

Essentially the project will remain inactive until issues over the size of the permit area are resolved with the Ontario Ministry of Natural Resources. There are no specific timelines in place for initiation of any new work programs on the project.

Administration

Operating expenses incurred during the three months ended February 28, 2010 (“the current quarter”) totalled $1,302,768, a 87% increase over the amount incurred during the comparable quarter in fiscal 2009 ($696,366).  The main areas of increase were stock-based compensation, public and investor relations (“IR”).

Stock-based compensation increased to $581,413 from $164,987 compared to the comparable quarter in fiscal 2009.  This increase is a result of the increase in the price and volatility of the Company’s shares.

Expenditures on IR activities for the current quarter totalled $207,026, a 74% increase over the comparable quarter in fiscal 2009 ($118,981).  The increase relates primarily to the increased participation in trade shows and investment conferences by the Company and other marketing programs to institutional investors.  In addition, travel expenses increased by $27,986 to $50,059 during the quarter, directly as a result of the increased conference participation and marketing to international investors.

The Company continues to support raremetalblog.com and related educational initiatives around the uses of the rare metals including some enhancements to the corporate website such as an interactive Periodic Table feature to facilitate quick access to information on the rare metals.  During and subsequent to the end of the quarter, the Company participated in six investment conferences and trade shows mainly in North America and carried out international marketing trips to New York, San Francisco, Zurich and Cape Town, South Africa to participate in the Mining Indaba conference attended by many European money managers.

Consulting fees increased by $37,561 to $70,349, as a direct result of a performance bonus of $50,000 awarded to a consulting company owned and operated by an officer.  This increase was partly offset by a decrease in market development and consulting fees related to the corporate re-branding exercise completed in 2009.  Transfer and filing fees increased by $35,530 compared to the comparable quarter in fiscal 2009, primarily as a result of the increase in the annual TSX listings fees and the additional TSX listing fees of $17,148 for replenishing the number of shares reserved for issuance under the Company’s stock option plan.

Professional fees decreased by 64% to $27,624, due mainly to a non-recurring of extraordinary legal fees such as those incurred in 2009 in connection with the OTCQX listing application and non-brokered flow-through private placement.  In addition, commencing at the beginning of calendar 2010, the Company’s financial and accounting personnel, previously retained pursuant to a professional services agreement and included under Professional Fees, are compensated directly through the Company’s payroll, resulting in lower accounting fees for the current quarter.

Lower average interest rates resulted in interest income declining to $16,688 compared with $52,701 for the comparable period in fiscal 2009.

For the six month period, administrative expenses totalled $2,695,786 compared with $1,268,773 during the comparable period in fiscal 2009. Excluding non-cash stock-based compensation, administrative expenses totalled $1,430,192, a 48% increase compared to the same period in fiscal 2009.  This increase reflects the increased level of business activities.  During the first six months of fiscal 2009, the Company was operating under cost reduction measures intended to reduce administrative expenses to preserve its cash resources due to the global economic downturn at that time.  The main areas of increased administrative expenditures for the six month period were stock-based compensation, public and investor relations, and transfer and filing fees.

Stock-based compensation increased to $1,265,594 from $300,036 during the six months ended February 28, 2010 compared to the same period in fiscal 2009.  This increase is a result of both an increase in the number of options earned during the period (476,405 compared to 388,878 in fiscal 2009), as well as an increase in the price and volatility of the Company’s shares.

IR expenses increased by $198,945 during the six months ended February 28, 2010 compared to the same period in fiscal 2009, reflecting the Company’s increased marketing efforts surrounding the private placement completed in October, 2009, the increased number of investment conferences and trade shows participated in by the Company, and the additional costs related to the Company’s listing on the OTCQX.

During the six months ended February 28, 2010, the Company renounced Canadian exploration expenditures of $2,000,750 to the investors in the flow-through private placement completed in October, 2009.  This renunciation resulted in a reduction of the Company’s future income tax assets of $540,203 and a corresponding reduction in share capital.  However, as the Company has not recognized its future income tax assets, this amount is recorded as a future income tax recovery on the statement of operations.

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles.

Fiscal Year	2010		2009				2008
For the Quarters Ended	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31
	$	$	$	$	$	$	$	$
Net revenues	16,688	23,271	27,770	35,265	52,701	44,246	100,003	93,778
Loss before discontinued operations and extraordinary items	1,295,917	829,544	1,551,095	636,998	238,665	528,161	872,767	638,340
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.02	0.01	0.02	0.01	-	0.01	0.01	0.01
Net loss	1,295,917	829,544	1,551,095	636,998	238,665	528,161	872,767	638,340
Net loss, per share, basic and fully diluted	0.02	0.01	0.02	0.01	-	0.01	0.01	0.01

The fluctuation on quarterly net loss is primarily due to stock-based compensation expenses recognized on stock options granted to directors, officers, employees and consultants of the Company, the write-downs of resource properties and recovery of future income taxes.  The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures.  The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced.  The Company does not expect to receive significant revenue from any of its properties until 2015 at the earliest.

On September 17, 2009, the Company completed a brokered private placement, resulting in gross proceeds of $17,514,250, as more fully described in the Company’s interim financial statements.

As at February 28, 2010, the Company had working capital of $14,500,667 and cash and cash equivalents on hand of $15,404,980.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $200,000 per month.  As at the date of this report, the Company’s current anticipated expenditures on its fiscal 2010 work programs are estimated at approximately $10,000,000, with most of these expenditures being allocated to the Thor Lake project for the PFS, metallurgical studies (including a mini-pilot plant test), environmental studies and further definition drilling on the Nechalacho deposit. The Company is waiting for the results of its pre-feasability study in Q3 and will update the balance of its 2010 budget for work programs accordingly

The Company’s present cash resources are sufficient to meet all of its current contractual obligations for at least the next twelve months.  The Thor Lake, Warren Township, Separation Rapids and Lilypad Lakes properties are all 100% owned by the Company with minimal holding costs, the most significant being annual lease rental fees on Thor Lake of $20,998.

Under the amended terms of the East Kemptville Special Licence, the Company has optional expenditure obligations totalling $1.51 million over two years to August 1, 2011 and the property is currently in good standing.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the more advanced stages in the development of any of the Company’s four advanced rare metals projects at Separation Rapids, Thor Lake, East Kemptville, or Warren Township projects, when capital requirements become relatively large.

The Company has a standby letter of credit of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit, which is secured by a guaranteed investment certificate for the same amount. Annual expenditures related to the new mining lease at Separation Rapids total $1,264.

Pursuant to an advisory agreement, the Company has engaged a company in the United States to act on behalf of the Company as its exclusive OTCQX advisor for a period of twelve months until July 31, 2010 for an annual fee of US$100,000, of which US$75,000 had been paid as at February 28, 2010.

The Company has two operating leases for its office premises.  As at the date of this report, the minimum lease commitments under these leases are as follows:

2010	$43,609
2011	$130,825
2012	$71,586
2013	$10,492

Corporate Social Responsibility (“CSR”)

In 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the Prospectors and Developers Association of Canada (PDAC) as policy of the Company. These principles for environmental and social best practice were announced by PDAC as part of the roll-out of its E3 Plus program (“Environmental Excellence in Exploration”), with the “Plus” referring largely to the inclusion of CSR principles as part of E3. Specifically, the Company has committed to implementing the core CSR principles of E3 Plus on its exploration and development programs which are as follows:

1.  adopt responsible governance and management
2.  adopt ethical business practices
3.  respect human rights
4.  commit to project due diligence and risk assessment
5.  engage host communities and other affected interested parties
6.  contribute to community development and well-being
7.  protect the environment
8.  safeguard the health and safety of workers and the local population

The Company will report on its performance against these principles as part of its continuous disclosure practice as it has in the section above on the Thor Lake project. In addition to that disclosure, the Company participated in or sponsored numerous community events in the Akaitcho Dene First Nations communities.

The Company has a number of policies relating to CSR and ethics including:

•	Safety and Environmental Policy
•	Whistleblower Policy
•	Code of Business Conduct
•	Corporate Governance Principles
•	Disclosure Policy
•	And the PDAC E3 Plus Principles for Responsible Exploration

These policies are posted on the corporate website. As an example of a first step taken to implement the PDAC E3 Plus principles, the company needs to “ensure that project personnel have knowledge, awareness and training in all corporate policies and procedures”. As a first step, the Company requires that all those in positions of authority or managing others, to have read the corporate policies and procedures. The Company is ensuring that all executives and those managing operations in the field have signed off on reading and understanding all corporate policies.

Management is especially proud of a significant new training initiative undertaken by the Company during the year in co-operation with the NWT Mine Training Society and Aurora College to help promote skills development among aboriginal people for increased participation in the mineral exploration industry. Two training programs were completed, one for First Aid responders and the other for diamond driller helpers. Two of the graduates of the driller helper program, Herman Abel of Lutselk’e and Cliff Tsetta of Yellowknife, are now employed at the Thor Lake site along with six other aboriginal workers on a rotational basis.

To date, from the commencement of drilling in 2007, Aboriginal people have represented about 40% of the employees at the Thor Lake site. In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups. The Company is also seeking Aboriginal contractor bids on significant work at site in the coming year. During the quarter ending February 28, 2010, meetings were also held with each of the four impacted Dene communities to discuss the Company’s progress on its PFS.

The Company’s diligent community engagements received formal recognition from the industry when in March 2010 the Company was awarded the Prospectors and Developers Association of Canada’s Environment and Social Responsibility Award at the PDAC Convention. To quote the PDAC, “this award honours an individual or organization demonstrating outstanding initiative, leadership and accomplishment in protecting and preserving the natural environment and/or in establishing good community relations during an exploration program or operation of a mine. Two companies have won this year’s Environmental & Social Responsibility Award: De Beers Canada and Avalon Rare Metals Inc.”.

The PDAC further states on its website: “Avalon Rare Metals has been a leader in promoting responsible exploration practices, emphasizing early engagement and open communication with communities around its Thor Lake, NWT, rare earth project, Nechalacho. The company has encouraged skills training and employment opportunities for aboriginal people and has offered joint business opportunities. Committed to protecting the fragile environment of the North, Avalon was the first company to adopt e3 Plus principles and guidance. Company officials have been instrumental in the program’s development and in advancing its use within the exploration industry.”

Off Balance Sheet Arrangements

As at February 28, 2010, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

All transactions with related parties are in the normal course of business and are measured at the exchange amount.  During the six months ended February 28, 2010, the Company incurred:

a)	accounting fees and share issuance costs of $37,000 with an accounting firm in which an officer is the principal;

b)	consulting fees of $33,000 with a former officer, of which $23,238 were deferred as resource property costs; and

c)
consulting fees of $140,525 with a company owned by an officer of the Company, of which $90,525 were deferred as resource property costs.  As at February 28, 2010, accounts payable included $17,325 payable to this company.

Subsequent Events

Subsequent to the six months ended February 28, 2010, the Company:

a)	issued 64,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $62,720; and

b)
granted 175,000 stock options to a new director of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $2.52 per share until April 1, 2015.  These options vest at the rate of 25% every twelve months following April 1, 2010.

Proposed Transactions

With four active projects, the Company is not aggressively searching for new mineral property acquisition opportunities at the present time and there are no proposals for new projects under active consideration.  However, management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value. The Company does not plan any equity offerings in the foreseeable future.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the value of stock-based compensation and the Company’s estimate of recoverable value of its resource properties.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and the financial objectives of the stock-based instrument holders.

The Company’s recoverability of the recorded value of its resource properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental and legal risks, the existence of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and future profitable production of its properties or to secure any proceeds from their disposition.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the quarter.

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard will only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The Company will thus apply IFRS in Fiscal 2012. The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

The Company has commenced the initial assessment and scoping phase of its changeover plan and is assessing the accounting and reporting differences under IFRS as compared to Canadian GAAP and expects to complete this process during the third quarter of fiscal 2010.  The Company will begin the second phase of its transition plan during the fourth quarter of fiscal 2010. The completion of this phase will result in the selection of IFRS accounting policies and transitional exemptions decisions, estimates of quantification of financial statement impacts, preparation of shell financial statements and identification of business processes.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway.  The Company will continue to monitor the actual and anticipated changes to IFRS standards and the related rules and regulations and assess the impacts of these changes on the Company and its financial reporting.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, investments available for sale, and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments.  The fair market values of cash and cash equivalents, receivables and accounts payable approximate their carrying values.  Investments available for sale are carried at fair market value.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims.  In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control.  The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs.  The Company does not anticipate using existing funds to put any of its resource interests into production from its own financial resources.  There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure.

The Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Design of Internal Controls

The Chief Executive Officer and Chief Financial Officer have also designed or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The Company has very limited administrative staffing and, in many instances, the implementation of internal controls relying on segregation of duties is not possible. The Company relies on senior management review and approval to ensure that the controls are as effective as possible.

There has been no change in the Company’s internal control over financial reporting during the quarter ended February 28, 2010 that have materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at February 28, 2010, the Company had 78,801,698 common shares issued and outstanding. Subsequent to the six months ended February 28, 2010, the Company issued 89,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $76,470.  Accordingly, as at the date of this report the Company had 78,890,698 common shares outstanding.

b)	Warrants

As at February 28, 2010 and the date of this report, the Company’s had 3,372,500 warrants outstanding. Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011.

In addition, as at the date of this report, the Company has 450,000 brokers’ compensation warrants outstanding. Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011.

c)	Options

As at February 28, 2010, the Company had an aggregate of 4,684,000 incentive stock options outstanding with a weighted average exercise price of $1.44 (of which 1,959,000 were vested and 2,725,000 were unvested).  Subsequent to the six months ended February 28, 2010, 89,000 of these options were exercised (as described above), and 175,000 stock options at a price of $2.52 per share were granted to a new director of the Company (as described earlier under “Subsequent Events”).  As at the date of this report, the Company has 4,770,000 incentive stock options with a weighted average exercise price of $1.49 outstanding.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.